SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
INTEL CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Common stock, $0.001 par value
(Title of Class of Securities)
458140100
(CUSIP Number of Class of Securities (Underlying Common Stock))
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California
(408) 765-8080
Attention: Corporate Secretary
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
EX-99.1
EX-99.2
EX-99.3
EX-99.4

This Tender Offer Statement is being refiled to include Exhibit 99.2 which was not included in the previous submission filed on March 24, 2009.
On March 23, 2009, Intel Corporation (“Intel” or the “Company”) filed a Preliminary Proxy Statement for the Annual Meeting of Stockholders of Intel to be held on May 20, 2009 (the “Preliminary Proxy Statement”), which among other things contains a proposal to be submitted to the Company’s stockholders to approve a stock option exchange program for employees other than the Company’s named executive officers and directors (the “Proposed Stock Option Exchange Program”). In connection with the Proposed Stock Option Exchange Program, Intel is herewith filing:
a)	a presentation given during an Open Forum webcast by Paul S. Otellini on March, 23, 2009, regarding, among other things, the Proposed Stock Option Exchange Program;

b)	the script of the Open Forum webcast given by Paul S. Otellini on March 23, 2009, regarding, among other things, the Proposed Stock Option Exchange Program;

c)	an Intranet article for all employees regarding the Proposed Stock Option Exchange Program; and

d)	a Q&A for employees regarding the Proposed Stock Option Exchange Program (March 23, 2009).
Neither the Preliminary Proxy Statement nor the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Proposed Stock Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the Proposed Stock Option Exchange Program.
The Stock Option Exchange Program has not yet commenced. Intel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.
In connection with the proposal to be voted on by Intel’s stockholders to approve the Stock Option Exchange Program, Intel has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Intel stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.
Intel stockholders and option holders will be able to obtain the written materials described above and other documents filed by Intel with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.

Item 12. Exhibits

Exhibit Number	Description

99.1	Presentation given during an Open Forum webcast by Paul S. Otellini on March, 23, 2009, regarding, among other things, the Proposed Stock Option Exchange Program.

99.2	Script of the Open Forum webcast given by Paul S. Otellini on March 23, 2009, regarding, among other things, the Proposed Stock Option Exchange Program.

99.3	Intranet article for all employees regarding the Proposed Stock Option Exchange Program.

99.4	Q&A for employees regarding the Proposed Stock Option Exchange Program (March 23, 2009).